UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

NAVIOS MARITIME ACQUISITION CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

  Y62159127

(CUSIP Number)

DECEMBER 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159127

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

GENESIS CAPITAL ADVISORS LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3)	SEC Use Only

4)	Citizenship or Place of Organization

DELAWARE
	5)	Sole Voting Power -0-

Number of Shares
Beneficially	6)	Shared Voting Power 1,950,800
Owned by Each
Reporting
Person With	7)	Sole Dispositive Power -0-

	8)	Shared Dispositive Power 1,950,800

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,950,800
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11)	Percent of Class Represented by Amount in Item 9

7.0%
12)	Type of Reporting Person (See Instructions)

OO

CUSIP No. Y62159127

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

JAIME HARTMAN
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3)	SEC Use Only

4)	Citizenship or Place of Organization

UNITED STATES
	5)	Sole Voting Power -0-

Number of Shares
Beneficially	6)	Shared Voting Power 1,950,800
Owned by Each
Reporting
Person With	7)	Sole Dispositive Power -0-

	8)	Shared Dispositive Power 1,950,800

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,950,800
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11)	Percent of Class Represented by Amount in Item 9

7.0%
12)	Type of Reporting Person (See Instructions)

IN

CUSIP No. Y62159127

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

ETHAN BENOVITZ
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3)	SEC Use Only

4)	Citizenship or Place of Organization

UNITED STATES
	5)	Sole Voting Power -0-

Number of Shares
Beneficially	6)	Shared Voting Power 1,950,800
Owned by Each
Reporting
Person With	7)	Sole Dispositive Power -0-

	8)	Shared Dispositive Power 1,950,800

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,950,800
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11)	Percent of Class Represented by Amount in Item 9

7.0%
12)	Type of Reporting Person (See Instructions)

IN

CUSIP No. Y62159127

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

DANIEL SAKS
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3)	SEC Use Only

4)	Citizenship or Place of Organization

UNITED STATES
	5)	Sole Voting Power -0-

Number of Shares
Beneficially	6)	Shared Voting Power 1,950,800
Owned by Each
Reporting
Person With	7)	Sole Dispositive Power -0-

	8)	Shared Dispositive Power 1,950,800

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,950,800
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11)	Percent of Class Represented by Amount in Item 9

7.0%
12)	Type of Reporting Person (See Instructions)

IN

ITEM 1.

(A)	NAME OF ISSUER

Navios Maritime Acquisition Corp., a company incorporated in the Marshall Islands (the “Company”)

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

85 Akti Miaouli Street
Piraeus, Greece 185 38

ITEM 2.

(A)	NAME OF PERSONS FILING
(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
(C)	CITIZENSHIP

Genesis Capital Advisors LLC
255 Huguenot Street
Suite 1103
New Rochelle, NY 10801
Citizenship: Delaware

Jaime Hartman
c/o Genesis Capital Advisors LLC
255 Huguenot Street
Suite 1103
New Rochelle, NY 10801
Citizenship: United States

Ethan Benovitz
c/o Genesis Capital Advisors LLC
255 Huguenot Street
Suite 1103
New Rochelle, NY 10801
Citizenship: United States

Daniel Saks
c/o Genesis Capital Advisors LLC
255 Huguenot Street
Suite 1103
New Rochelle, NY 10801
Citizenship: United States

(D)	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share (“Common Stock”)

(E)	CUSIP NUMBER

Y62159127

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).
(f)	___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g)	___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
(h)	___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of 1,950,800 Common Stock, held by Genesis Capital Advisors LLC (“Genesis”), which shares are a constituent part of the Company’s units (“Units”), of which Genesis holds 1,950,800. Each Unit consists of one Common Share and one warrant (“Warrant”). Each Warrant entitles the holder to purchase one Common Share at a price of $7.00. Each Warrant will become exercisable on the later of the Company’s completion of a business combination and June 25, 2009, and will expire on June 25, 2013, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination and therefore the Warrants are not exercisable.

Jaime Hartman, Ethan Benovitz and Daniel Saks are the managing members of Genesis. As a result, Messrs. Hartman, Benovitz and Saks may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Genesis. The foregoing should not be construed in and of itself as an admission by Messrs. Hartman, Benovitz and Saks as to beneficial ownership of shares owned by Genesis.

(b)	Percent of class:

7.0% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on 27,500,000 shares of Common Stock outstanding as of June 25, 2008.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

        -0-

(ii)	Shared power to vote or to direct the vote:

        1,950,800

(iii)	Sole power to dispose or to direct the disposition of:

        -0-

(iv)	Shared power to dispose or to direct the disposition of:

        1,950,800

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

    Not applicable

ITEM 10.	CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

Genesis Capital Advisors LLC

By:	/s/ Jaime Hartman
Name: Jaime Hartman
Title: Managing Member

/s/ Jaime Hartman
Jaime Hartman

/s/ Ethan Benovitz
Ethan Benovitz

/s/ Daniel Saks
Daniel Saks

CUSIP No. Y62159127

SCHEDULE 13G
EXHIBIT I
JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value$0.0001 per share, of Navios Maritime Acquisition Corporation, a company incorporated in the Marshall Islands, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed and original, but all of which together shall constitute one and the same instrument.

Dated:  February 17, 2009

GENESIS CAPITAL ADVISORS LLC

By:	/s/ Jaime Hartman
Name: Jaime Hartman
Title: Managing Member

/s/ Jaime Hartman
Jaime Hartman

/s/ Ethan Benovitz
Ethan Benovitz

/s/ Daniel Saks
Daniel Saks